Mail Stop 7010
						September 7, 2005

via U.S. mail and Facsimile

Stephen R. Light
President and Chief Executive Officer
Flow International Corporation
23500 64th Avenue South
Kent, WA 98032

	Re:	Flow International Corporation
Form S-1/A filed August 26, 2005
File No. 333-125113

Dear Mr. Light:

      We have limited our review of your filing to those issues we
have addressed in our comments.    Feel free to call us at the
telephone numbers listed at the end of this letter.

Form S-1/A filed August 26, 2005


Prospectus Cover Page

1. We note your response to prior comment three stating that the exercise price of the warrants is a negotiated price. Please reconcile this response with your response to prior comment three contained in your August 8, 2005 letter stating that the basis for the purchase price was "$3.70 (the closing price of the Company`s stock...) increased by an additional 10%, as required by Nasdaq Rule
2520."

Risk Factors, page 5
Under the terms of certain outstanding warrants..., page 9

2. We note your response to prior comment three. Please clarify what you mean by the statement that "[t]he exercise of any currently outstanding warrants will not trigger any adjustments." We note that if the company issues common stock at a price less than the current market price, then the price of the common shares and number of common shares issuable upon exercise of the lender warrants will be adjusted. We also note that ten warrants give the selling shareholders the right to purchase one common share for $4.07, which is less than the current market price of the common stock disclosed on the cover page of the prospectus, $9.00. Please advise, and as necessary, revise to state that as the selling shareholders exercise their warrants to purchase common stock at prices less than the current market price, you must issue additional warrants to the lender which may dilute the holdings of investors who purchase from the selling shareholders and discuss the further downward pressure this may place on your stock price.

Selling Stockholders, page 67

3. We note your response to prior comment five; however, it appears that you did not provide the requested information regarding the warrants discussed in footnote 2. Please revise to provide the percent discount received if the warrants had been exercised on the day the PIPE agreement was entered into.

Plan of Distribution, page 73

4. We note your response to prior comment eight and the revisions made on page 74. Please tell us supplementally how you arrived at the 500 share threshold as the point at which you would be obligated to update your disclosures by filing a supplement.

Exhibit 5.1

5. As part of your opinion regarding the shares being validly issued, your opinion should include counsel`s determination that the shares are duly authorized. Please revise.

6. We note that your opinion regarding the "selling shareholder shares" includes the shares that may be issued upon the exercise of warrants but that you opine that the selling shareholder shares have been validly issued. We note that some of the shares underlying the warrants have not been issued yet. Please advise or revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct questions on disclosure issues to Tamara
Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to me at (202) 551-3767.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Robert S. Jaffee
	William Gleeson
	Preston Gates & Ellis LLP
	925 Fourth Avenue, Suite 2900
	Seattle, WA 98104
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Stephen R. Light
Flow International Corporation
September 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE